Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2020 RESULTS

Highlights and subsequent events

•	Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $32.2 million for the fourth quarter of 2020, exclusive of its interest in FLNG Hilli Episeyo.
•	The Partnership reported net income attributable to unit holders of $20.7 million for the fourth quarter after accounting for $0.4 million of non-cash mark-to-market interest rate swap gains.
•	The Partnership generated distributable cash flow[1] of $31.6 million for the fourth quarter resulting in a distribution coverage ratio[1] of 22.09.
•	Golar Partners entered into an agreement and plan of merger ("the merger", "the merger agreement", or "the transaction") with New Fortress Energy Inc. and certain of its subsidiaries ("NFE") whereby NFE will acquire all of the Partnership's common units for $3.55 per unit.
•	In addition, Golar LNG Limited (“Golar”) entered into an agreement with NFE to transfer all the membership interests in Golar GP LLC to NFE for $5.1 million in cash, equivalent to $3.55 per general partner unit ("the GP Transfer agreement").
•	The Partnership's common unitholders voted to approve the merger with NFE on February 24, 2021. The closing of the merger is also conditioned upon receipt of a number of other approvals and consents.
•	The Partnership declared a distribution for the fourth quarter of $0.0202 per common unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $20.7 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $32.2 million for the fourth quarter of 2020 (“the fourth quarter” or “Q4”), as compared to net income attributable to unit holders of $17.4 million and operating income of $32.1 million for the third quarter of 2020 (“the third quarter”, "prior quarter" or “Q3”) and net income attributable to unit holders of $30.4 million and operating income of $36.3 million for Q4 2019.

Consolidated GAAP Financial Information
(in thousands of $)	Q4 2020	Q3 2020	Q4 2019
Total Operating Revenue	71,692	71,113	76,563
Vessel Operating Expenses	(13,291)	(14,015)	(14,495)
Voyage and Commission Expenses	(1,872)	(1,571)	(2,484)
Administrative Expenses	(4,310)	(3,427)	(3,185)
Operating Income	32,215	32,117	36,348
Interest Income	4,046	4,203	4,804
Interest Expense	(16,440)	(17,805)	(18,555)
Gains/(Losses) on derivative instruments, net	436	(1,051)	9,610
Net income attributable to Golar LNG Partners LP Owners	20,716	17,360	30,395

1 Refer to 'Appendix A - Non-GAAP financial measures'.

Non-GAAP Financial Information[1]
(in thousands of $)	Q4 2020	Q3 2020	Q4 2019
Adjusted Interest Income	89	114	758
Adjusted Net Debt	1,399,340	1,438,258	1,532,040

Segment Information[2]
	Q4 2020				Q3 2020				Q4 2019
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total
Total Operating Revenues	58,780	12,912	26,217	97,909	58,276	12,837	26,018	97,131	58,975	17,588	26,018	102,581
Amount invoiced under sales-type lease	4,600	—	—	4,600	4,600	—	—	4,600	4,600	—	—	4,600
Adjusted Operating Revenues [1]	63,380	12,912	26,217	102,509	62,876	12,837	26,018	101,731	63,575	17,588	26,018	107,181
Voyage and Commission Expenses	(915)	(957)	—	(1,872)	(1,450)	(121)	—	(1,571)	(1,231)	(1,253)	—	(2,484)
Vessel Operating Expenses	(8,923)	(4,368)	(5,039)	(18,330)	(9,627)	(4,388)	(6,048)	(20,063)	(9,574)	(4,921)	(5,240)	(19,735)
Administrative Expenses	(2,668)	(1,642)	(1,035)	(5,345)	(2,093)	(1,334)	(121)	(3,548)	(1,896)	(1,289)	(363)	(3,548)
Total Adjusted EBITDA[1]	50,874	5,945	20,143	76,962	49,706	6,994	19,849	76,549	50,874	10,125	20,415	81,414

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to effective share of revenues and expenses attributable to our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated our 50% ownership of the Hilli LLC common units.

In order to incorporate the economic performance of the FSRU Golar Freeze into total partnership performance, management has determined that it will measure the performance of the Golar Freeze sales-type lease based on Adjusted EBITDA1 (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

The Partnership's Q4 Adjusted Operating Revenues1 including amounts invoiced under the Golar Freeze sales-type lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, increased by $0.8 million relative to Q3. Following the annual settlement meeting with charterers of the NR Satu, Q3 operating revenues were negatively impacted by the reimbursement of $0.5 million of 2019 operating costs overpaid by the charterers. The remainder of the increase is attributable to recognition of the Partnership's 2.5% share of revenues from Hilli Episeyo's 2019 and 2020 overproduction and a higher average daily rate achieved by the LNGC Golar Maria. Voyage and commission expenses at $1.9 million increased by $0.3 million relative to the prior quarter primarily due to positioning costs incurred by the Golar Maria ahead of its term charter that commenced during the quarter. Both utilization and average daily TCE1 were in line with the prior quarter at 98% and $101,100 respectively.

Vessel operating expenses decreased by $1.8 million from $20.1 million in Q3 to $18.3 million in Q4. The cost of charter flights to effect crew changes, quarantine and extending crew contracts decreased for the FSRUs Golar Eskimo and Golar Igloo. Crew costs in respect of the FLNG Hilli Episeyo were also lower for the quarter. Legal and professional costs incurred in connection with the merger with NFE together with the non-cash expensing of certain legacy front end engineering and design costs for Hilli Episeyo both contributed to a $1.8 million increase in administrative expenses, from $3.5 million in Q3 to $5.3 million in Q4.

A decrease in LIBOR rates and ongoing principal repayments resulted in a $1.4 million decrease in interest expense, from $17.8 million in Q3 to $16.4 million in Q4. Further increases in longer-term swap rates resulted in a mark-to-market gain on interest rate swaps and a gain on derivative instruments of $0.4 million during the quarter. As of December 31, 2020, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.3%.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

The third quarter dividend in respect of FLNG Hilli Episeyo was delayed until costs associated with its scheduled early October maintenance window had been accurately estimated. These were finalized during Q4 and the dividend was paid. Surplus cash in Hilli LLC was also distributed to shareholders in the form of a special dividend. The Partnership's share of this amounted to approximately $3.0 million. Distributable cash flow1 increased as a result and the distribution coverage ratio1 increased accordingly, to $31.6 million and 22.09 respectively.

Operational Review

Fleet utilization at 98% was in line with the prior quarter.

FLNG Hilli Episeyo, which completed its scheduled maintenance window in October, on time and without issue, continues to maintain 100% commercial uptime and reliably deliver quarterly LNG tolling revenues. Charterers Perenco and SNH were also billed for 2019 and 2020 overproduction. The Partnership's 2.5% share of this amounted to $0.2 million. Early in the new year FLNG Hilli Episeyo achieved another milestone, the production of its 7 millionth cubic meter of LNG and export of its 50th cargo. The vessel continues to maintain 100% commercial uptime and most recently exported its 52nd cargo.

During the quarter, the LNGC Golar Maria commenced its term charter. The vessel is due to undergo its scheduled 5-yearly dry docking in Q2 2021. Logistics associated with reactivating the LNGC Golar Mazo from layup in a COVID-19 constrained environment together with the time and cost associated with completing its required drydock meant that the vessel was not available to trade over the exceptionally strong December/January period. The customized positioning of the FSRU Golar Igloo's loading arms for the KNPC facility and the need to complete its scheduled winter maintenance window in Dubai also prevented this vessel from easily being traded as a carrier during its scheduled January/February downtime. The vessel has now commenced its 2021 regas season offshore Kuwait.

Financing and Liquidity

As of December 31, 2020, Golar Partners had cash and cash equivalents of $48.8 million. Adjusted Net Debt1 as at December 31, 2020 was $1,399.3 million, including the Partnership's $389.3 million share of debt in respect of FLNG Hilli Episeyo. Q4 2020 Total Adjusted EBITDA1 amounts to $77.0 million. Based on the above, the Q4 Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 4.5x. As of December 31, 2020, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,233.8 million (including swaps with a notional value of $250.0 million in connection with the Partnership’s Norwegian USD bonds and $389.3 million in respect of Hilli Episeyo), representing approximately 85% of total debt and finance lease obligations, including assumed debt in respect of Hilli Episeyo, net of restricted cash.

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.3% with an average remaining period to maturity of approximately 2.9 years as of December 31, 2020.

Outstanding bank debt as of December 31, 2020, inclusive of Hilli Episeyo related debt, was $1,129.0 million, which had average margins, in addition to LIBOR, of approximately 2.43%. As at December 31, 2020, the Partnership also had a November 2021 maturing $150.0 million amortizing Norwegian USD bond with a coupon of LIBOR plus 6.25% and a November 2022 maturing $250 million amortizing Norwegian USD bond with a coupon of LIBOR plus 8.1%. Both bonds have call options at 100% of par until May 2021 and at 105% until maturity thereafter. Inclusive of the accumulated accretion of the potential 5% premium payable at maturity and net of amounts repaid, $142.6 million was outstanding in respect of the November 2021 maturing bond (GOLP02) and $242.5 million was outstanding in respect of the November 2022 maturing bond (GOLP03), as at December 31, 2020. Under the terms of the merger entered into on January 13, 2021, the outstanding Norwegian USD bonds will be settled at par upon closing the transaction. Prior to announcement of the transaction, GOLP02 and GOLP03 traded at approximately 85.5% and 84.0% of par respectively.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

The Partnership's 7-vessel $800 million bank facility had $516 million outstanding at December 31, 2020. Following initial refinancing efforts, existing lead lending banks indicated a willingness to increase their commitment levels in a new facility, from approximately $316 million at year end 2020, to $455 million in a new bank facility. A bank syndication process led by the lead lenders and the Partnership was then launched. This process attracted one incremental additional commitment, bringing the total commitments to $505 million, enough to cover the $503 million outstanding at maturity in April 2021, but less than the target amount of up to $600 million. The softer than desired outcome of the syndication process was believed to be a result of COVID-19 effects on the bank syndication market, as well as non-subscription of smaller existing lenders, some of whom are exiting the shipping sector. As the bank syndication process covered the maturing amount, but would have been unsuccessful in reducing the refinancing needs for the high yield bonds, the Partnership extended the syndication process with the lead banks into mid-February 2021. Under the terms of the merger agreement signed with NFE in the intervening period, this facility will also be repaid upon closing of the merger.

Corporate and Other Matters

On January 13, 2021, Golar Partners announced that it had entered into a merger agreement with NFE.

Upon the merger agreement becoming effective, all of the outstanding common units will be cancelled and automatically converted into rights to receive cash in an amount equal to $3.55 per unit. Upon the GP Transfer agreement becoming effective, Golar will also receive $5.1 million, equivalent to $3.55 per general partner unit. In connection with the transaction, the Partnership's incentive distribution rights will be cancelled. The Series A preferred units will remain outstanding. Expected to close in the first half of 2021, consummation of the merger remains subject to the receipt of certain regulatory approvals, third party consents and other customary closing conditions.

The merger consideration to be received by common unitholders represents a 27% premium to the closing price of the Partnership's common units of $2.79/unit on January 12, 2021, and a 37.5% premium to the volume weighted average closing price of those common units for the 20-trading day period ended January 12, 2021.

The Partnership's Board of Directors, acting upon the recommendation of the Conflicts Committee of the Board of Directors, unanimously approved the proposed transaction and recommended that the Partnership's common unitholders vote in favor of and to approve the merger. At a Special Meeting of Golar Partners common unitholders on February 24, 2021, unitholders voted to approve the transaction.

As at December 31, 2020, there were 70,738,027 common and general partner units outstanding in the Partnership. Of these, 22,769,977, including 1,436,391 general partner units, were owned by Golar, representing a 32.2% interest in the Partnership.

On January 27, 2021, Golar Partners declared a distribution for the fourth quarter of $0.0202 per unit. This distribution was paid on February 12, 2021 to common and general partner unit holders of record as at February 5, 2021.

A cash distribution of $0.546875 per Series A preferred unit for the period covering November 15, 2020 through to February 14, 2021 was also declared. This was paid on February 15, 2021 to all Series A preferred unit holders of record as at February 8, 2021.

There were 20,000 outstanding and exercisable options as at December 31, 2020. As the exercise price for these options exceeds the per unit merger consideration they will be cancelled upon closing of the merger. A further 58,960 Phantom Units were in issue on December 31, 2020. These will vest upon closing of the merger.

LNG Market Review

The quarter commenced with JKM at around $5.15/mmbtu and quoted steam turbine ("ST") headline spot rates of around $43,000 per day. The rapid ramping up of US export capacity in October following earlier hurricane related interruptions was met by strong winter demand in key Asian markets. Multiple and significant additional supply outages elsewhere then added upward pressure to LNG prices and widened regional price differentials, pulling more Atlantic LNG to markets in the Far East. As ton miles increased and carrier availability decreased, rates responded with ST spot rates reaching $75,000 per day by late October. Increasing use of European reloads and significant congestion at the Panama Canal added further upward pressure to ton miles as 10-day transit delays sent more vessels around the Cape. Particularly cold weather in Asia, a shortage of cargoes in the East, US facilities producing above nameplate capacity to compensate for further supply outages elsewhere, and a shortage of available vessels then sent both LNG prices and shipping rates on a path to record levels. As noted earlier, the Golar Mazo was not available to trade at this point due to her being in layup and requiring a drydock, Golar Maria had commenced her term charter, and the FSRU Golar Igloo was limited by terminal compatibility and time available due to the performance of scheduled maintenance during her 1.5 month winter downtime. The quarter ended with JKM at around $15.10/mmbtu and quoted ST headline spot rates of around $98k/day. Despite the significant increase in spot rates, term charter rates remained broadly unchanged.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Outlook

The entry into the merger agreement with NFE by Golar Partners comes after an extensive search for strategic alternatives, and is an attractive solution that creates immediate additional value for the Partnership's stakeholders. The closing of the transaction is conditional on the receipt of certain regulatory approvals, third party consents and other customary closing conditions, and is expected to occur within the first half of 2021.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the proposed transaction between Golar Partners and NFE pursuant to the Agreement and Plan of Merger dated January 13, 2021 (the “Merger Agreement”) may not be completed in a timely manner or at all, including as a result of (i) changes in federal, state, local and foreign laws to which NFE or Golar Partners is subject and (ii) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals);
•	our obligation under the Merger Agreement to pay a termination fee to NFE under certain circumstances;
•	our ability to make additional borrowings and to access debt and equity markets;
•	our ability to repay our debt when due and to settle our interest rate swaps;
•	our ability to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”), liquefied natural gas (“LNG”) carriers and floating liquefied natural gas units (“FLNGs”) following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•	the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•	the liquidity and creditworthiness of our charterers;
•	the effect of a worldwide economic slowdown;
•	changes in commodity prices;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	market trends in the FSRU, LNG carrier and FLNG industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•	our and Golar's ability to retain key employees;
•	our vessel values and any future impairment charges we may incur;
•	future purchase prices of new build and secondhand vessels;
•	disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	our anticipated growth strategies;
•	the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•	our ability to make cash distributions on our units and the amount of any such distributions;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	estimated future maintenance and replacement capital expenditures;
•	our future financial condition or results of operations and future revenues and expenses;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	termination dates and extensions of charters;
•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Hygo Energy Transition Ltd. (“Hygo”), formerly known as Golar Power Limited and NFE in the LNG industry;
•	the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to compete successfully for future chartering opportunities;
•	acceptance of a vessel by its charterer;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”);
•	challenges by authorities to the tax benefits we previously obtained;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 25, 2021

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Karl Fredrik Staubo - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2020	2020	2020	2019	2019
	Oct - Dec	Jul - Sep	Jan-Dec	Oct - Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	71,692	71,113	284,734	76,563	299,652
Total operating revenues	71,692	71,113	284,734	76,563	299,652
Vessel operating expenses	(13,291)	(14,015)	(56,509)	(14,495)	(60,958)
Voyage and commission expenses	(1,872)	(1,571)	(7,986)	(2,484)	(7,648)
Administrative expenses	(4,310)	(3,427)	(15,367)	(3,185)	(13,412)
Depreciation and amortization	(20,004)	(19,983)	(79,996)	(20,051)	(83,239)
Total operating expenses	(39,477)	(38,996)	(159,858)	(40,215)	(165,257)

Operating income	32,215	32,117	124,876	36,348	134,395

Other non-operating income	166	167	661	600	4,795

Financial (expense)/income
Interest income	4,046	4,203	17,354	4,804	13,278
Interest expense	(16,440)	(17,805)	(68,855)	(18,555)	(79,791)
Gains/(Losses) on derivative instruments, net	436	(1,051)	(51,922)	9,610	(38,796)
Other financial items, net	2	(29)	1,000	(82)	675
Net financial expenses	(11,956)	(14,682)	(102,423)	(4,223)	(104,634)

Income before tax, equity in net earnings of affiliate and non-controlling interests	20,425	17,602	23,114	32,725	34,556
Income taxes	(3,582)	(4,437)	(16,767)	(2,930)	(17,962)
Equity in net earnings of affiliate	3,730	3,277	11,730	1,767	4,540

Net income	20,573	16,442	18,077	31,562	21,134
Net income/(loss) attributable to:
Non-controlling interests	(143)	(918)	(1,119)	1,167	3,329
Golar LNG Partners LP Owners	20,716	17,360	19,196	30,395	17,805

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436	1,436
Preference units	5,520	5,520	5,520	5,520	5,520
Common units	69,302	69,302	69,302	69,302	69,397

Golar LNG Partners LP

CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2020	2019
(in thousands of $)	Unaudited	Audited

ASSETS
Current Assets
Cash and cash equivalents	48,783	47,661
Restricted cash and short-term deposits	55,547	46,333
Current portion of investment in leased vessel, net	2,570	2,308
Amount due from related parties	804	5,098
Inventories	1,719	2,702
Other current assets	37,398	29,197
Total Current Assets	146,821	133,299
Non-current Assets
Restricted cash	129,838	135,928
Investment in affiliate	185,562	193,270
Vessels and equipment, net	1,308,206	1,369,665
Vessel under finance lease, net	102,534	108,433
Investment in leased vessel, net	109,216	111,829
Intangible assets, net	41,295	50,409
Other non-current assets	4,189	2,779
Total Assets	2,027,661	2,105,612

LIABILITIES AND EQUITY
Current Liabilities
Current portion of long-term debt	702,962	225,254
Current portion of obligation under finance lease	2,521	1,990
Other current liabilities	126,794	81,910
Total Current Liabilities	832,277	309,154
Non-current Liabilities
Long-term debt	416,746	991,679
Obligation under finance lease	122,029	120,789
Other non-current liabilities	31,288	31,296
Total Liabilities	1,402,340	1,452,918

Equity
Partners' capital	543,209	569,463
Non-controlling interests	82,112	83,231
Total Equity	625,321	652,694

Total Liabilities and Equity	2,027,661	2,105,612

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2020	2020	2019	2019
	Oct-Dec	Jul - Sep	Jan-Dec	Oct-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
OPERATING ACTIVITIES
Net income	20,573	16,442	18,077	31,562	21,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,004	19,983	79,996	20,051	83,239
Equity in net earnings of affiliate	(3,730)	(3,277)	(11,730)	(1,767)	(4,540)
Deferred tax expense	529	520	2,114	534	3,620
Amortization of deferred charges and debt guarantee, net	937	957	3,402	668	2,683
Drydocking expenditure	(440)	(68)	(1,641)	(604)	(10,463)
Foreign exchange losses	698	257	435	590	941
Unit options expense	17	13	50	30	207
Dividends received from affiliates	3,673	3,278	11,352	310	2,328
Interest element included in obligation under finance lease, net	—	21	19	(4)	3
Gain on recognition of net investment in leased vessel	—	—	—	—	(4,195)
Sales-type lease payments received in excess of sales-type lease interest income	633	612	2,308	553	2,030
Movement in credit allowance on financial assets	42	(256)	(371)	—	—
Change in mark-to-market value of derivatives	(6,612)	(4,768)	35,306	(10,090)	43,746
Change in assets and liabilities:
Trade accounts receivable	46	9,032	836	(1,396)	10,682
Inventories	906	(812)	983	419	(670)
Other current assets and other non-current assets	(2,119)	(2,062)	(12,362)	(7,254)	(6,421)
Amount due to/(from) related parties	(5,441)	(7,174)	(2,852)	1,257	3,622
Trade accounts payable	(1,297)	33	(991)	(769)	(2,836)
Accrued expenses	(1,564)	2,306	2,505	(1,365)	3,414
Other current and non-current liabilities	6,335	5,485	15,470	7,778	4,183
Net cash provided by operating activities	33,190	40,522	142,906	40,503	152,707

INVESTING ACTIVITIES
Additions to vessels and equipment	(71)	(300)	(3,188)	(158)	(10,232)
Dividends received from affiliates	5,507	2,531	12,627	3,687	14,216
Acquisition of investment in affiliate from Golar	—	—	—	—	(10,296)
Net cash provided by/(used in) investing activities	5,436	2,231	9,439	3,529	(6,312)

FINANCING ACTIVITIES
Repayments of debt (including related parties)	(34,669)	(30,947)	(148,114)	(36,303)	(100,156)
Proceeds from debt (including related parties)	5,000	—	45,000	15,000	40,000
Repayments of obligation under finance lease	(492)	(485)	(1,922)	(400)	(1,569)
Advances from related party for Methane Princess lease security deposit	212	2,080	2,605	153	601
Common units repurchased and canceled	—	—	—	—	(1,565)
Cash distributions paid	(4,448)	(4,447)	(44,954)	(31,578)	(126,599)
Financing costs paid	—	—	(4,339)	—	—
Net cash used in financing activities	(34,397)	(33,799)	(151,724)	(53,128)	(189,288)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,502	4,498	3,625	8,360	3,723
Net increase/(decrease) in cash, cash equivalents and restricted cash	10,731	13,452	4,246	(736)	(39,170)
Cash, cash equivalents and restricted cash at beginning of period	223,437	209,985	229,922	230,658	269,092
Cash, cash equivalents and restricted cash at end of period	234,168	223,437	234,168	229,922	229,922

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”) and Distribution Coverage Ratio ("DCR")

DCF represents Total Adjusted EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry-docking) which represents the capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. DCR represents the ratio of distributable cash flow to total cash distributions paid. DCF and the DCR are quantitative standards used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). DCF and the DCR are non-GAAP financial measures and should not be considered as an alternative to, or superior to, net income or any other indicator of our performance calculated in accordance with U.S. GAAP. The table below reconciles Total Adjusted EBITDA to DCF, DCF to net income before non-controlling interests, which is the most directly comparable U.S. GAAP measure, followed by the computation of DCR.

(in thousands of $, except Distribution coverage ratio)	Three months ended December 31, 2020	Three months ended September 30, 2020
Total Adjusted EBITDA	76,962	76,549
Adjusted interest income	89	114
Interest expense (excluding amortization of deferred charges)	(15,089)	(16,412)
Other cash financial items	(5,889)	(6,028)
Current income tax charge	(2,888)	(3,750)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(13,442)	(13,478)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(625)	161
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(4,535)	(13,422)
Distributions relating to preferred units	(3,019)	(3,019)
Distributable cash flow	31,564	20,715
Depreciation and amortization	(20,004)	(19,983)
Unrealized gain from interest rate derivatives	6,612	4,768
Sales-type lease payments received in excess of sales-type lease net interest income	(643)	(511)
Unrealized foreign exchange loss	(698)	(257)
Amortization of deferred charges and debt guarantee	(937)	(957)
Deferred tax expense	(529)	(520)
Distributions relating to preferred units	3,019	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	13,442	13,478
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(11,878)	(3,149)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	625	(161)
Net income	20,573	16,442
Distributions declared:
Common unitholders	1,400	1,400
General partner	29	29
Sub-total	1,429	1,429
Distribution coverage ratio	22.09	14.50

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.8 million for both the three months ended December 31, 2020 and September 30, 2020.

Non-GAAP Financial Metrics Arising From How Management Monitor the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Total Adjusted EBITDA	Net income/(loss)	+/- Net financial expense
+/- Other non-operating income/(expenses)
+/- Income taxes
+/- Equity in net earnings/(losses) of affiliates
 +/- Golar Partners’ share of Hilli LLC EBITDA (FLNG Adjusted EBITDA)
+ Depreciation and amortization
+ Amount invoiced under sales-type lease	- Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, including our share of FLNG EBITDA, removing the impact of the change in lease accounting, and removing the impact of depreciation, financing and taxation policies.

- Consistent with management’s own evaluation of business performance.
Annualized Adjusted EBITDA	Net income/(loss)	The Total Adjusted EBITDA for the quarter (defined above) multiplied by four.	- Same as Total Adjusted EBITDA.

- Enables investors, management and other users of our financial information to assess our year over year performance and operating trends on a more comparable basis as it includes a full year of FLNG EBITDA.
Adjusted Operating Revenues	Total Operating revenues	+ Amount invoiced under sales-type lease	- Enables comparability of Golar Freeze charter with the rest of our business as the income from the sales-type lease is recognized as interest income and therefore does not appear in Total Operating Revenues.

Average daily TCE	Total Operating revenues	- Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity Measures
Adjusted Net Debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP
+/- Golar Partners’ share of Hilli LLC’s contractual debt

		Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2019 Annual Report for more information.	By including our share of Hilli’s contractual debt, the Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.
Adjusted Net Debt to Annualized Adjusted EBITDA	Net debt based on GAAP measures	Adjusted net debt over Annualized Adjusted EBITDA	Enables our investors to understand better our liquidity position and our ability to service our debt obligations.
Adjusted interest income	Interest income	- Interest income on sales-type leases + Movement in credit allowance on sales-type lease	Excludes the interest income on sales-type leases, which is included in Adjusted EBITDA. The Partnership believes it increases the comparability of its combined indebtedness and cash position against other companies in its industry.

Reconciliations - Performance Measures

Total Adjusted EBITDA

(in thousands of $)	Three Months Ended December 31, 2020	Three months Ended September 30, 2020	Three Months Ended December 31, 2019
Net income	20,573	16,442	31,562
Depreciation and amortization	20,004	19,983	20,051
Other non-operating income	(166)	(167)	(600)
Interest income	(4,046)	(4,203)	(4,804)
Interest expense	16,440	17,805	18,555
(Gains)/losses on derivative instruments	(436)	1,051	(9,610)
Other financial items, net	(2)	29	82
Income taxes	3,582	4,437	2,930
Equity in net earnings of affiliate	(3,730)	(3,277)	(1,767)
FLNG's Adjusted EBITDA (see appendix B)	20,143	19,849	20,415
Amount invoiced under sales-type lease	4,600	4,600	4,600
Total Adjusted EBITDA	76,962	76,549	81,414

Adjusted Operating Revenues*

	Q4 2020				Q3 2020				Q4 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total
Total Operating Revenues	58,780	12,912	26,217	97,909	58,276	12,837	26,018	97,131	58,975	17,588	26,018	102,581
Amount invoiced under sales-type lease	4,600	—	—	4,600	4,600	—	—	4,600	4,600	—	—	4,600
Adjusted Operating Revenues	63,380	12,912	26,217	102,509	62,876	12,837	26,018	101,731	63,575	17,588	26,018	107,181

* Refer to Appendix B Segment information.

** Relates to the share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

Average daily TCE

(in thousands of $, except number of days and average daily TCE)	Three Months Ended December 31, 2020	Three months Ended September 30, 2020
Total operating revenues	$71,692	$71,113
Amount invoiced under sales-type lease	4,600	4,600
Voyage and commission expenses	(1,872)	(1,571)
	74,420	74,142
Calendar days less scheduled off-hire days	736	736
Average daily TCE (to the closest $100)	$101,100	$100,700

Reconciliations - Liquidity measures

Adjusted Net Debt

	At December 31,	At September 30,	At December 31,
(in thousands of $, except Adjusted Net Debt to Annualized Adjusted EBITDA)	2020	2020	2019
Current portion of long-term debt and short-term debt	702,962	590,217	225,254
Current portion of obligation under finance lease	2,521	2,275	1,990
Long-term debt	416,746	555,772	991,679
Obligation under finance lease - non-current	122,029	115,931	120,789
Total Debt	1,244,258	1,264,195	1,339,712
Less:
Cash and cash equivalents	48,783	42,263	47,661
Restricted cash and short term deposits - current	55,547	57,143	46,333
Restricted cash - non-current	129,838	124,031	135,928
Total Cash, Cash Equivalents and Restricted Cash	234,168	223,437	229,922

Net Debt as calculated by GAAP	1,010,090	1,040,758	1,109,790
Share of Hilli's contractual debt	389,250	397,500	422,250
Adjusted Net Debt	1,399,340	1,438,258	1,532,040

Adjusted Net Debt to Annualized Adjusted EBITDA	4.5	4.7	4.7

Adjusted Interest Income

(in thousands of $)	Three Months Ended December 31, 2020	Three months Ended September 30, 2020	Three Months Ended December 31, 2019
Interest income	4,046	4,203	4,804
Adjusted for:
Interest income on sales-type lease	(3,967)	(3,988)	(4,046)
Movement in credit allowance against investment in sales-type lease, net	10	(101)	—
Adjusted Interest Income	89	114	758

Non-US GAAP Measures Used in Forecasting

Revenue Backlog

Revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Condensed Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q4 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	58,780	12,912	26,217	97,909	(26,217)	71,692
Voyage and commission expenses	(915)	(957)	—	(1,872)	—	(1,872)
Vessel operating expenses	(8,923)	(4,368)	(5,039)	(18,330)	5,039	(13,291)
Administrative expenses	(2,668)	(1,642)	(1,035)	(5,345)	1,035	(4,310)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	50,874	5,945	20,143	76,962	(24,743)	52,219

	Q3 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	58,276	12,837	26,018	97,131	(26,018)	71,113
Voyage and commission expenses	(1,450)	(121)	—	(1,571)	—	(1,571)
Vessel operating expenses	(9,627)	(4,388)	(6,048)	(20,063)	6,048	(14,015)
Administrative expenses	(2,093)	(1,334)	(121)	(3,548)	121	(3,427)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	49,706	6,994	19,849	76,549	(24,449)	52,100

	Q4 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	58,975	17,588	26,018	102,581	(26,018)	76,563
Voyage and commission expenses	(1,231)	(1,253)	—	(2,484)	—	(2,484)
Vessel operating expenses	(9,574)	(4,921)	(5,240)	(19,735)	5,240	(14,495)
Administrative expenses	(1,896)	(1,289)	(363)	(3,548)	363	(3,185)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	50,874	10,125	20,415	81,414	(25,015)	56,399

* Relates to the effective share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated our 50% of the Hilli common units.

** Eliminations reverses the effective earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated statement of operations. The earnings attributable to our investment in Hilli LLC are included in the equity in net income of affiliate on the consolidated statements of operations.